SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CARBON NATURAL GAS COMPANY
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
14115T109
(CUSIP Number)
Bryan H. Lawrence
Yorktown Energy Partners IX, L.P.
410 Park Avenue
19th Floor
New York, New York 10022
(212) 515-2112

Copies to:

Ann Marie Cowdrey
Thompson & Knight LLP
One Arts Plaza
1722 Routh Street, Suite 1500
Dallas, Texas 75201-2533
(214) 969-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 29, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14115T109

1	NAMES OF REPORTING PERSONS YORKTOWN ENERGY PARTNERS IX, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		22,222,222

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		22,222,222

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,222,222 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) Yorktown IX Company LP is the sole general partner of Yorktown Energy Partners IX, L.P. Yorktown IX Associates LLC is the sole general partner of Yorktown IX Company LP. As a result, Yorktown IX Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners IX, L.P. Yorktown IX Company LP and Yorktown IX Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners IX, L.P. in excess of their pecuniary interests therein.
(2) Based on 114,185,405 shares of common stock issued and outstanding, calculated as the aggregate of (i) the 47,518,739 shares of common stock issued and outstanding as of May 13, 2011 (as set forth on the issuer’s amendment to its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 23, 2011) (ii) the 44,444,444 shares of common stock issued by the Company in a private placement on June 29, 2011 and (iii) the 22,222,222 shares of common stock issued to Yorktown Energy Partners IX, L.P. upon the automatic conversion of 100 shares of Series A Convertible Preferred Stock on July 18, 2011.

CUSIP No.	14115T109

1	NAMES OF REPORTING PERSONS YORKTOWN IX COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		22,222,222

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		22,222,222

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,222,222 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) Yorktown IX Company LP is the sole general partner of Yorktown Energy Partners IX, L.P. Yorktown IX Associates LLC is the sole general partner of Yorktown IX Company LP. As a result, Yorktown IX Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners IX, L.P. Yorktown IX Company LP and Yorktown IX Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners IX, L.P. in excess of their pecuniary interests therein.
(2) Based on 114,185,405 shares of common stock issued and outstanding, calculated as the aggregate of (i) the 47,518,739 shares of common stock issued and outstanding as of May 13, 2011 (as set forth on the issuer’s amendment to its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 23, 2011) (ii) the 44,444,444 shares of common stock issued by the Company in a private placement on June 29, 2011 and (iii) the 22,222,222 shares of common stock issued to Yorktown Energy Partners IX, L.P. upon the automatic conversion of 100 shares of Series A Convertible Preferred Stock on July 18, 2011.

CUSIP No.	14115T109

1	NAMES OF REPORTING PERSONS YORKTOWN IX ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		22,222,222

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		22,222,222

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,222,222 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Yorktown IX Company LP is the sole general partner of Yorktown Energy Partners IX, L.P. Yorktown IX Associates LLC is the sole general partner of Yorktown IX Company LP. As a result, Yorktown IX Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners IX, L.P. Yorktown IX Company LP and Yorktown IX Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners IX, L.P. in excess of their pecuniary interests therein.
(2) Based on 114,185,405 shares of common stock issued and outstanding, calculated as the aggregate of (i) the 47,518,739 shares of common stock issued and outstanding as of May 13, 2011 (as set forth on the issuer’s amendment to its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 23, 2011) (ii) the 44,444,444 shares of common stock issued by the Company in a private placement on June 29, 2011 and (iii) the 22,222,222 shares of common stock issued to Yorktown Energy Partners IX, L.P. upon the automatic conversion of 100 shares of Series A Convertible Preferred Stock on July 18, 2011.

Item 1. Security and Issuer.
     This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Carbon Natural Gas Company, a Delaware corporation (the “Company”), whose principal executive offices are located at 1700 Broadway, Suite 2020, Denver, Colorado 80290.
Item 2. Identity and Background.
     This statement is filed by Yorktown Energy Partners IX, L.P., a Delaware limited partnership (“Yorktown”), Yorktown IX Company LP, a Delaware limited partnership (“Yorktown Company”), and Yorktown IX Associates LLC, a Delaware limited liability company (“Yorktown Associates”). The principal office and business address of Yorktown, Yorktown Company and Yorktown Associates is 410 Park Avenue, 19th Floor, New York, New York 10022. The principal business of Yorktown is investing in equity securities of energy companies. The principal business of Yorktown Company is managing Yorktown. The principal business of Yorktown Associates is managing Yorktown Company.
     Yorktown, Yorktown Company and Yorktown Associates have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     Yorktown, Yorktown Company and Yorktown Associates have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     On June 29, 2011, Yorktown acquired 100 shares of Series A Convertible Preferred Stock, par value $0.01 per share, of the Company (“Preferred Stock”) in a private placement in exchange for $10 million that Yorktown received from capital calls to its partners. On July 18, 2011, Yorktown’s 100 shares of Preferred Stock automatically converted to 22,222,222 shares of Common Stock for no additional consideration.
Item 4. Purpose of Transaction.
     Yorktown acquired its 22,222,222 shares of Common Stock for investment purposes. As of the date hereof, none of Yorktown, Yorktown Company or Yorktown Associates has formulated any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a)	As of July 20, 2011, Yorktown, Yorktown Company and Yorktown Associates beneficially owned 22,222,222 shares of Common Stock, representing 19.5% of the Company’s outstanding shares of Common Stock (based on 114,185,405 shares of common stock issued and outstanding, calculated as the aggregate of (i) the 47,518,739 shares of common stock issued and outstanding as of May 13, 2011 (as set forth on the issuer’s amendment to its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 23, 2011) (ii) the 44,444,444 shares of common stock issued by the Company in a private placement on June 29, 2011 and (iii) the 22,222,222 shares of common stock issued to Yorktown Energy Partners IX, L.P. upon the automatic conversion of 100 shares of Series A Convertible Preferred Stock on July 18, 2011).

(b)	Yorktown Company is the sole general partner of Yorktown. Yorktown Associates is the sole general partner of Yorktown Company. Yorktown Associates has the sole power to cause Yorktown Company to cause Yorktown to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown.

(c)	Except as otherwise described herein, none of Yorktown, Yorktown Company or Yorktown Associates has effected any transaction in the Common Stock during the past 60 days.

(d)	No person other than Yorktown has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

(e)	Inapplicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     None.
Item 7. Material to Be Filed as Exhibits.
     Exhibit 1 — Joint Filing Agreement dated July 20, 2011

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 20, 2011

YORKTOWN ENERGY PARTNERS IX, L.P.
By:	Yorktown IX Company LP,
its general partner

By:	Yorktown IX Associates LLC,
its general partner

By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Member

YORKTOWN IX COMPANY LP
By:	Yorktown IX Associates LLC,
its general partner

By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Member

YORKTOWN IX ASSOCIATES LLC
By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Member